Exhibit 12.1


                       V.F. Corporation and Subsidiaries
                      Computation of Ratio of Earnings to
                     Fixed Charges and Ratio of Earnings to
                      Combined Fixed Charges and Preferred
                                Stock Dividends

                                                  Nine Months Ended                    Fiscal Years Ended
                                               ----------------------- ------------------------------------------------------
                                               October 4,   September   January   December   December    January    January
                                                   2003      28, 2002   4, 2003   29, 2001   30, 2000    1, 2000    2, 1999
                                               ----------- ----------- --------- ---------- ----------- ---------- ----------
                                                               (dollars in millions, except per share data)
Earnings before fixed charges:
   Income from continuing operations
   before income taxes.....................    $      447  $     456  $     562  $     369   $     427  $    583   $    611
   Plus:
      Interest and debt expense
      Interest portion of rental ..........    $       43  $      57  $      71  $      93   $      89  $     72   $     62
      expense..............................            16         16         21         21          21        20         21
                                               ------------------------------------------------------------------------------
Earnings before fixed charges .............    $      506  $     529  $     654  $     484   $    537   $    675   $    694
                                               ==============================================================================

Fixed charges:
   Interest and debt expenses..............    $       43  $      57  $      71  $      93   $      89  $     72   $     62
   Capitalized interest....................             0          0          0          0           0         2          1
   Interest portion of rental expense......            16         16         21         21          21        20         21
                                               ------------------------------------------------------------------------------
Fixed charges .............................    $       59  $      73  $      93  $     115   $     110  $     94   $     84
                                               ==============================================================================

Rental expense (1).........................    $       47  $      47  $      63  $      64   $     64   $     59   $     64

Preferred stock dividends..................    $        2  $       2  $       3  $       3   $      3   $      4   $      4
                                               ------------------------------------------------------------------------------
Combined fixed charges and
preferred stock dividends..................    $       61  $      75  $      95  $     118   $     114  $     97   $     88
                                               ==============================================================================

Ratio of earnings to fixed charges ........           8.6        7.3        7.1        4.2         4.9       7.2        8.2

Ratio of earnings to combined fixed
charges and preferred stock dividends .....           8.4        7.1        6.9        4.1         4.7       7.0        7.9

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(1)  Rental expense was estimated for the nine months ended October 4, 2003 and the nine months ended September 28, 2002 based on three quarters of the rental expense in the fiscal year ended January 4, 2003.